EXHIBIT 99.3

Press Conference

Present: Azim Premji, chairman, Vivek Paul, vice chairman, Suresh Senapaty, CFO, Raman Roy, Chairman, Wipro Spectramind, Suresh Senapaty Vaswani, President, Wipro Infotech and Vineet Agrawal, President, Wipro Consumer Care and Lighting

Vijay Gupta: A warm welcome to the Wipro Campus and to the press conference. We have budgeted about 45 minutes for this press conference and as usual we will start with the address of Mr. Premji and then we will have the question and answer session. I would also request you to stay back after this conference to have tea with us, and I would now request Mr. Premji to give his address.

Azim Premji: Good afternoon to the press. You all seemed to have brought a very welcome rain with you. Thank you again for being present and facing all the hazards of our road to getting here.

The detailed results for the quarter ended June 30, 2004 are with you in the press docket. Let me share with you some of our thoughts on our performance and prospects.

Building business momentum is a tough task. Sustaining it is even tougher. It is gratifying to note that we have been successful in both so far. For the quarter ended June 30, 2004, Revenues in our Global IT Services business was $300 million, ahead of our guidance of $292 million. Consistent with our performance in recent quarters, every single vertical, every single geography and key service lines witnessed robust Revenue growth. Our sequential Revenue growth of 8.4% in Dollar terms was the result of 10.5% growth in our Enterprise business and 7.1% growth in our R&D business. In terms of geographies, Europe led the growth with a 20.3% sequential Revenue growth. Among our services, Package Implementation continued its robust growth with an 8.9% sequential increase.

Equally importantly, we witnessed healthy improvements in our price realizations for the second consecutive quarter. While it is too early to claim return to a period of price increases, pricing pressures are clearly on the wane. Consequent to the above and combined with improving operational efficiencies, we improved our Operating Margins for the fourth consecutive quarter. In line with our articulation in the last quarter, our BPO business had subdued growth in the June quarter. However, we see improvement in the outlook for our BPO business and are confident that it should be back to better growth rates in the current quarter, and grow ahead of the industry during the year.

Looking ahead, the environment we see is one of strong volume growth and stable prices. As more corporates realize the benefits from Global Delivery of IT Services, the share of off shoring in the IT pie continues to grow in terms of quantum of work as well as in terms of different service lines. This signals well for strong growth of Indian IT Services industry. However, wage pressures may pose a challenge to sustaining business profitability.

In summary, the prospects are encouraging, but there are challenges as well. You may rest assure that Wipro is as committed to growing revenues and profits as we are to building a global organization. Thank you for being here, we will be happy to take questions now.

Let me just introduce people who are on the stage, right at the end we have Suresh Vaswani, he is President of Wipro Infotech and also heads our global technology infrastructure business of Wipro Technologies as well as our inter-opportunity business; next to him is Mr. Raman Roy who is Chairman of Wipro Spectramind; next to him is Vivek Paul who is Vice chairman of Wipro Limited; next to him is Suresh Senapaty our Chief Financial Officer; and next to him is Vineet Agrawal, who is President of Wipro Consumer Care and Lighting.

Journalist: Mr. Paul can you tell the details about the kind of projects that you have got last quarter?

Vivek Paul: When you say details, what do you mean?

Journalist: The kind of segments that you have got good tractions in.

Vivek Paul: If you look at the new accounts that we have opened, there are 35 new accounts, 23 of them were in the United States. So despite all the turbulence around the backlash issue, we were still able to accrete several good customers in the United States. Of these 35 accounts, 8 were Global 500 or Fortune 1000 customer, and if you spilt them by line of business, about 19 were in the IT space, 3 were in the business process outsourcing space, and the balance 13 would be in the R&D services space.

Journalist: 23 companies were from the US.

Vivek Paul: The balance were from Europe and Japan.

Journalist: You had said that we shall continue to proactively invest for the future. Could you elaborate on this please?

Suresh Senapaty: We are investing in people, in terms of their training and upgrading the quality of their training. We are investing in new service lines as they are emerging, and building service lines where we think that we have opportunities for accelerated growth. We are investing in terms of building a stronger front end of consultancy, and as we go along, we will invest at the right opportunities in further getting acquisition which supplement our capabilities in terms of addressing needs of our global customers. We are also investing in building our European markets stronger, because we see major opportunities emerging in the European markets.

Journalist: Mr. Paul, I just need some clarifications, during your analyst call, when you were queried on this issue of attrition, I think the rising attrition, you had mentioned that you are planning to spread your business out of Bangalore and you talked about Calcutta. Could you just throw some further light on this movement out of Bangalore? Of course, you have mention that there is a lot of competitive pressure?

Vivek Paul: I think that what we are seeing is that clearly Bangalore is becoming an ever-faster revolving door when it comes to attrition. We are tracking companies that we hire from and companies that we lose people to, and more and more we are finding the same companies on the pages of both ledgers. So clearly that is a zero-sum game as far as an employer is concerned.

The second is that if you look at the infrastructure in Bangalore, we are really not seeing any material improvement in the last five years, and now we do have a declared intent on not to improve it for the next five years either. So as a result, it is becoming very difficult to be able to sustain growth in Bangalore, and so as part of the attrition and sort of retention management, we want to move as much of our incremental growth out of Bangalore as possible.

Journalist: Which are the other spots that you are talking about, apart from Calcutta?

Vivek Paul: We have centers in Hyderabad, Chennai, Pune, Delhi, Powai, and Mumbai, outside Mumbai, and in Navi Mumbai and in Gurgaon as well.

Azim Premji: We will be operative in our Calcutta center next month. It is already ready, we have started taking some new accounts there and shifting some existing accounts there.

Azim Premji: We have also announced a center coming up in Cochin.

Suresh Senapaty: We have made a press communication on that.

Azim Premji: So we will be setting up centers outside of Bangalore rapidly as we go along.

Journalist: Outburst that Mr. Premji you had against the Government of Karnataka a few quarters ago where you deplored the poor state of infrastructure, has Wipro now given up on that account?

Azim Premji: I didn’t have an outburst; I made a comment which was made out to be an outburst in the newspapers that was almost two years back. I think it is for you to judge how much progress has been made in the two years, has it been a positive progress or a negative progress. I think all of you all live in Bangalore, you all travel in Bangalore, you all commute in Bangalore, and you have got to figure out whether your commuting times in Bangalore has come down or increased?

I think Vivek said also that acquisition levels are much significantly higher in Bangalore, and he commented on the infrastructure in Bangalore. There are very highly qualified engineers and college graduates coming up in other states and other cities, in smaller cities. Other states and other cities are very aggressive in attracting, non polluting, highly people intensive, highly employment intensive industry like the software and the BPO industry, and we will take our business wherever the opportunities for our employees and satisfaction of our customers are the highest.

Vivek Paul: Let me just give you some statistics. If once we finish our next expansion phase in Electronic City, assuming that 60% of our employees we bus, which is what we currently bus today, we estimated that the number of buses we needed, if we lined them up one after another, that would be an 8 kilometer long train of buses. Now you think about ramming that 8 kilometer long train of buses down that Electronic City road everyday in the morning and every day in evening, and that is only 60% of our employees.

Journalist: Mr. Paul can we just have some sequential numbers for Wipro and for Spectramind also in specific and your comments on this sequential growth?

Vivek Paul: If you spilt the businesses up on the R&D side, we have 7% sequential growth, on the IT side we had 11% sequential growth, and on the BPO side we had 2% sequential growth, so may be what we could do is that give you some figures from Wipro Infotech business as well. Suresh Vaswani, may be you can talk about Infotech sequential growth and may be Raman can talk about BPO side, and Vineet can talk about the Consumer Care side.

Suresh Vaswani: In Infotech we talk more in terms of year-on-year growth because of the cyclical nature of the market. Just a perspective on the Wipro Infotech, we had a good quarter, Q1. We have grown revenues by 68%, we have grown profits by 50%, and this is I would guess close to more than two times the market growth, because we are estimating the market has grown anywhere between 25% to 30%, and we have grown roughly 68%. So it has been a good quarter for us. It has been a good quarter for all our service lines, products as well as services. Services, the growth has been 60% year-on-year; in products, the performance has been really good, we have grown around 73% on a year-on-year basis from a product perspective. We also do business in Middle East and Asia-Pacific and that has shown a year-on-year growth of 118%, again on a smaller base, but it is becoming pretty significant in terms of the services revenue in the Asia-pacific and the Middle East market. So that is the broad perspective on the Infotech.

Raman Roy: As far as Wipro’s BPO business is concerned, we had a 2% sequential growth, a very subdued quarter, though this represents 78% year-on-year growth, essentially driven by the fact that for some of our customers, some of the products that we service, their sales of those products I believe went down, and while for that customer we grew within certain services, there was degrowth, so some of the growth that we had, got compensated by that degrowth. We also had customers like a large retail customer, where their business model underwent a change from a catalogue based sales which generated calls that we used to take, they moved to an in-store model, and the call volume went down. And there were certain one time projects that we spoke about at last quarter that did not repeat itself. But looking forward in to the future, we see the growth coming back, we see a huge traction with our customers, and we feel that we will be back to the industry level, if not better growth rates.

Vineet Agrawal: Just to add for Wipro Consumer Care and Lighting business, from last quarter one, we grew by 31%. Sequentially it is 3%, largely because of the fact that it is a seasonal business led by the projects division which is commercial institution business in Lighting. This 31% growth is really fueled by Santoor, which has grown by 20% in Q1. Last year, if you remember, Santoor had grown by 26% for the full year. So the re-launch of Santoor along with variants which we have come on, has really helped Santoor to grow very strongly in Q1. Beyond, if you look at the 31%, 25% has come in from the organic growth and 6% due to acquisitions. So it is not fueled so much by acquisitions but by the organic growth that we have generated in Q1.

Azim Premji: I would strongly recommend that the people present here start using Santoor, it is a very good soap, and tell you readers also. It is priced approximately in the level of Rexona.

Vineet Agrawal: Yes, it is priced at Rs. 13 for 100 g, which is really the popular soap pricing.

Azim Premji: But much better value for money.

Journalist: Do you use it?

Azim Premji: Of course, I use Santoor and Wipro Baby Soft.

Journalist: Mr. Paul can you tell me the number of employees that you have in Bangalore center?

Vivek Paul: Number of employees in the Bangalore center? There are many building not just one. So about 15,000? 14,000? No 14,000 is too high. We will give you a more precise number in a moment.

Journalist: I wanted to ask Mr. Vaswani something about, you know this growth is very significant in a line of business which is not, unlike outsourcing, you are not in a paradigm sector or anything. How sustainable is this, because how did all of a sudden you have pulled so many contracts and out of the hat as it were, I mean where exactly is the future and what is the trend?

Suresh Vaswani: Vijaya Bank was a win in the last quarter, but you know I would not say it is out of the hat. I think we have been working very, very hard in the domestic market over the last 2 or 3 years in terms of building a strong proposition for our customers, both in the services space as well as the software space and consulting. So what we have today in the domestic market is an extremely powerful story in terms of being a strategic IT partner for our customers. So I think it is all the result of the sort of investments that we have been making over the last 2 or 3 years. Again, it is 68% growth in a market which is probably 25-30%. So I am not too sure whether these sort of growths are sustainable, but what is certainly sustainable based on what we built in the domestic market is our market growth, so I think that is what is sustainable.

Vivek Paul: And Suresh Vaswani is of course too modest to say this, but his brilliant leadership has contributed a lot.

Journalist: Mr. Roy could you also comment on the pricing environment in the BPO business and billing rates.

Raman Roy: We see a decrease in the amount of pressure on pricing. We are not seeing some of the absurd pricing that we were seeing say 2 to 3 quarters ago where people where using price as the only differentiator. But again it would be wrong to say those pressures have gone away. They have significantly decreased, because I think there is a realization that the customer is looking for value, and price by itself cannot be the only differentiator. And there is a huge market sitting there for which, if we are able to deliver value, we will get good enough price and realization that can be mutually beneficial for us and the customer.

Vivek Paul: If you look at the wage pressure that we have had, we have had in Wipro Spectrum we passed a wage increase over the last quarter in the 15-18% range. We had indicated last year that we had a 12% wage increase, for this year’s levels we haven’t finalize those yet. So it will still depend on which way the market bears. But basically what we are doing is, we are doing two things; one is, we are not having one sort of big balloon day where everybody gets a wage increase. The wage increase is going to be spread over time. The second is that what we are doing is compensating the increase in wages with an increasing addition of younger engineers so that in some sense the average wage bill continues to be contained. In addition, as I mentioned earlier, by moving to centers outside Bangalore where the attrition rates are lower and therefore the wage pressures are lower, we are also able to manage that.

In response to the question about how many employees do we have in Bangalore, the correct answer is around 11,000.

Journalist: Mr. Senapaty, this is about the tax notice, I just wanted to know where it stands currently the whole issues, and the second question was on the impact of forex in the quarter alone.

Suresh Senapaty: So far as tax issue is concerned, last time when we talked about it in April, we had not filed the appeal, now the appeal has been filed within the due time, and thereafter the issue is status quo, so no change at all. So far as the impact of foreign exchange in the last quarter is concerned, it is about 50 basis points. We had got the operating margin adversely affected. A net of that we have got an expansion of 340 basis points last quarter.

Journalist: What area the factors as I had asked to earlier also for year-on-year 73%, did you have this kind of growth in earlier quarters?

Suresh Senapaty: I don’t recollect, yes we have had triple-digit growth in profitability as well. So its not first time.

Journalist: What are the factors for this kind of growth?

Suresh Senapaty: Because all the businesses you have seen has had growth on a YOY basis, whether it is Wipro Technologies, 45% Wipro Infotech, 68% Wipro Consumer Care, so all the businesses that Wipro is in have grown significantly this quarter than what they were Q1 of last year. Secondly, there has been an expansion in the margin, particularly in Wipro Technologies, from Q1 of last year to Q1 of the current year. I think the margin expansion has significantly helped us in increasing the net income growth.

Journalist: Mr. Paul, did you tell CNBC Television channel by any chance that the new order that you won in the last quarter, you are getting some price revision of 20% more than what you got previously or the previous quarter? If that indeed is true, can you elaborate on that?

Vivek Paul: I think that we have seen new orders coming in at rates that are higher than existing customers. So I think that we do continue to see improvement on the pricing front this quarter over last quarter by 3%. Last quarter also we had had good price improvement. As I had mentioned in the analyst call earlier, while we have had a very strong pricing rebound over the last couple of quarters, going forward what we can say is that we are in a stable pricing environment, not in a soaring high pricing environment.

Journalist: I need some more explanation on Spectramind, because I am sorry, I don’t recall what exactly you said at the beginning of the quarter, but given the fact that this is a highly scale driven business in which resources use efficiency is very critical, how can you cope with flat growth sequentially? Is this all built in to the contracts or is this a high business risk where suddenly big customer flee? It is still not clear as to how it all works?

Raman Roy: I talk for the Wipro Spectramind business, there is no Spectramind that I know of. There is a minimum amount of business that we contract with the customers; and yes we do share certain element of that risk of saying that when the business scale is up, our volumes will also scale up. When those scales are down, part of that risk is that volume does not come. If it goes below the minimum, we still get the minimum volume. But again, most of the contracts are at a corporate level. When you have a customer, you do the contract at a corporate level. One particular component goes down and the customer replaces it with another component. Now that replacement is typically not negotiated when that volume is going down. It is an increase that would have come in, in any case to you. With the decrease it compensates, you are able to move people from one to the other, but it eats in to the overall increase. So you work six months, get a contract for 400 people, another business goes down 150 people, the net increase you get is only 250 people.

Journalist: Therefore, in terms of the corporate contracts the direction is not something that you are left high and dry.

Raman Roy: Yes, that is right. To the extent that you look at the crystal ball and say what are going to be the needs of the customer and you share that element of growth.

Journalist: Coming back to the topic of Bangalore, it seems pressure on wages seems to be the main reason for why want to move out of Bangalore rather than infrastructure problems. When everybody else is praising about Bangalore, how Bangalore is a great city, especially your overseas rivals. Can you tell us more about why you want to move out of Bangalore as much as possible?

Azim Premji: We are not saying we are moving out of Bangalore. We have 11,000 people here. We cannot afford to move out of Bangalore. But the reality is that there are opportunities outside of Karnataka and outside of Bangalore, and we have to be where the talent is available. We have to be where the infrastructure is superior, and we have to be where costs are lower and attrition is lower.

Vivek Paul: I would like to add that if you look at foreign companies as well, foreign companies that are coming in to India for the first time are still being attracted by the image of Bangalore, but foreign companies that have established operations here, are also moving their growth outside Bangalore for the very same reasons.

Journalist: Why don’t you look at other centers in Karnataka — like Infosys has other STPI centers like Bangalore, Mysore?

Azim Premji: I would suggest to the Press that you are in a full position to make assessments of where Bangalore is heading, don’t try to use mouthpieces like us for that. You all have a point of view. I mean voice your point of view in the newspapers on a consistent basis. Because we all believe the problem is serious.

I think we have commented enough on Bangalore.

Vivek Paul: Please use Shikakai.

Journalist: What are the numbers you are planning to add this year?

Vivek Paul: I think that we don’t give employment numbers in advance, but we are adding on another phase in Bangalore right now.

Journalist: I have a completely random question. There is a company called Wipro Trademark Holding. Is this just a name for something that’s already happening in the consumer care space or is this something more by way of brand acquisition or something that you have in mind ?

Suresh Senapaty: No this company has been there for several years now, which owns typically some of the brands that Wipro owns through that entity. So nothing more than that. In fact the company existed for many years, the name of the company got changed to this about few years back, may be 2 years back or 3 years back. Because we used to call it as a Wipro Investment Limited. Because of the regulation by the Reserve Bank of India, those kinds of names could not have been used. Therefore we thought let it represent the actual company characteristics and therefore Wipro Trademark Holding.

Journalist: Does Wipro GE fall into these figures you are sharing?

Suresh Senapaty: That’s right, we pick up 49% of the profits of Wipro GE Medical Systems, will pick about a little under 40% of profits in Wipro E peripherals. In Wipro Spectramind etc. shares are held still by some employees, and therefore that gets included in this net income, yes.

Azim Premji: Are there any more questions?

Journalist: There was recently a controversy for George Fernandes, being bodily frisked. You are aware I suppose. What has been your experience?

Azim Premji: I was in the in United States about 8 weeks back and just went through the normal courses. I don’t think there was anything a specifically different about it, except that they have tightened up the security processes in terms of taking photographs automatically and doing finger printing, which is part of their security measure. Which is perfectly legitimate from an American point of view. It did not result in any extra inconvenience, and you know we have a lot of employees who move back and forth to America and also employee who go on fairly long postings there, and they have not been unreasonable incidences so far they are concerned. The processes are reasonably stabilized and reasonably streamlined.

Journalist: Could you tell us a bit about the conference organized by Azim Premji Foundation?

Azim Premji: We have a press conference on that on Sunday and if you are interested you are very welcome to be invited to that press conference. We will give you the invitation. We have that at the Indian Institute of Science, because it is a conference along with the Ministry of HRD. All of you are very welcome there.

Vijay Gupta: If there are no more questions, we can stop the press conference at this time, and join us for the tea at the back. Thank you.